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To the Board of Directors
Education Loans Incorporated
Aberdeen, South Dakota


We have audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Student Loan Finance Corporation (SLFC) and wholly-owned subsidiaries, Education Loans Incorporated and Surety Loan Funding Company, as of June 30, 1998 and the related consolidated statements of income, shareholder's equity, and cash flows for the period May 7, 1997 to June 30, 1998 and have issued our report thereon dated August 20, 1998.

Our audit, referred to in the preceding paragraph, included procedures applied to the documents and records relating to the servicing agreement regarding the servicing of student loans, the acquisition process, the origination process, and due diligence. These procedures were determined on the basis of our objective to issue an opinion on the financial statements referred to above taken as a whole. Because the procedures referred to in this paragraph and described below do not constitute an audit of the documents and records relating to the servicing of student loans or other information relating to the Corporation's student loan portfolio, we do not express an opinion on those documents or records.

The procedures we performed on these documents and records as part of our audit of the financial statements of the Corporation were as follows:

1. Reviewed the servicing agreement between Education Loans Incorporated, beneficial owner of the student loan receivables, and Student Loan Finance Corporation, servicer of the student loan receivables. Recalculated and determined the reasonableness of the annual service fee expense.

2. To satisfy ourselves as to the validity of the outstanding balance of student loans, we sent confirmation requests directly to 196 borrowers requesting they confirm the terms and outstanding balance of their loans if they disagreed with the confirmation details. There were no unresolved discrepancies noted as a result of the confirmations, which were selected by cumulative monetary sampling techniques.

3. Determined the reasonableness of fluctuations of student loan receivable balances and related accounts from February 19, 1998 (initial loan acquisition date) to June 30, 1998.

4.   Reconciled the receivable subsidiary records to the general ledger.
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5.   Analyzed the reserve for loan loss account for reasonableness based on historical default rates, claim rates, uninsured percentages, and average loan lives.

6. Calculated the income earned (special allowance, government interest, and borrower interest) as a percentage of average monthly balance of student loans outstanding during the period ended June 30, 1998 and compared it to the same calculation for June 30, 1997 (at which time such loans were owned by SLFC's parent company, Great Plains Education Foundation, Inc.) for reasonableness.

7. Calculated interest income earned on student loan receivables (government interest and borrower interest) by multiplying the quarterly average balance of student loans outstanding per ED Form 799s filed with the Department of Education by the applicable interest rate and compared our results to amounts recorded in the general ledger.

8. Agreed the net amounts of government interest, special allowance, loan origination fees, and lender fees received for the quarters ended March 31, 1998, and June 30, 1998 to Lender Search Reports provided directly from the Department of Education.

9. Agreed the amounts of government interest, special allowance, loan origination fees, and lender fees due from/to the Department of Education at June 30, 1998 to subsequent receipt and the Department of Education's letter of notification of payment scheduled by EFT.

We also performed the procedures enumerated below, which were agreed to by the Board of Directors and management, solely to assist the users in evaluating management's assertion about compliance and operational performance as it relates to the documents and records relating to the servicing of student loans, the acquisition process, the origination process and due diligence. Management has represented in a letter dated August 20, 1998 that the procedures with respect to loan servicing have been designed to assure loans are processed in a manner which conforms to federal regulations and requirements. This agreed-upon procedures engagement was performed in accordance with standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified users of this letter. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this letter has been requested or for any other purpose.

On February 19, 1998, SLFC's parent company transferred its rights to student loan receivables to Education Loans, Inc., the current beneficial owner of the loans. The procedures that follow were performed for the period February 19, 1998 to June 30, 1998 (hereafter referred to as the period ended June 30, 1998), and during that entire period SLFC serviced the student loan receivables, on behalf of Education Loans, Inc.

Based on our preliminary evaluation of internal control and risk assessments, we selected a statistical based sample of at least 132 loans (initial sample) to be reviewed in detail. The procedures we performed on these documents and records are as follows:
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Acquisition Process

1.   Acquisition Process and Loan Data

     We reviewed the procedures used during the acquisition process and, for a sample of five loans purchased during the period ended June 30, 1998, we tested to ensure that all applicable ED799 loan data, including beginning balances, was entered completely and accurately into the loan servicing system.

     For a sample of 18 loans purchased during the period ended June 30, 1998, we traced the amount purchased to the monetary transaction journal (MTJ), which listed all transactions for each lender. We then traced the total daily purchase amount for each lender to the transaction breakdown report, which summarizes the MTJ by bond issue and is used to post to the general ledger.

     For the same sample noted above, we agreed the total daily purchase amount for each lender to the eligible loan acquisition certificates. For a sample of five of the 18 loans tested, the summary of the acquisition certificates were then traced to the trustee reports.

     We recalculated the premium and transfer fee for all 18 loans sampled to determine that the fees paid to lenders agreed to the company policies and lender agreements and that the premium paid for loans purchased with in state, tax-exempt funds was less than one percent.

     No exceptions were noted during the aforementioned tests of the acquisition process.

2.   National Credit Bureau Reporting

     For a sample of four loans, we tested to ensure that the national credit bureaus were notified of the total amount of loans the lender has made to each borrower within 90 days of each acquisition and that other information as required by 34CFR 682.208(b) was reported as required.

     No exceptions were noted during the aforementioned tests of the reporting to national credit bureaus.

Origination Process

1.   Consolidation Originations

     During the period ended June 30, 1998, no student loans were originated, other than consolidations. We selected one consolidation loan that was consolidated during the period ended June 30, 1998 and agreed the amount to the monetary transaction journal, examined the consolidation application, and agreed the total payoff amount to the student loan system.

     No exceptions were noted during the aforementioned tests of consolidation originations.
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Servicing and Due Diligence

1.   Borrower File Review

     Our tests were designed to ensure that borrower files were complete and included all documentation required by the Higher Education Act of 1965, as amended and that administrative procedures included all applicable due diligence relating to the servicing and collection of student loans in accordance with current federal regulations.

     Accordingly, for the loans included in our initial sample, our procedures included testing of the original application, notice of guarantee, disclosure statements, evidence of disbursement, credit evaluations, promissory notes, loan types, aggregate loan limits, enrollment status, loan conversions, repayment history, collection history and other documents or administrative procedures required by current federal regulations.

     With respect to collection efforts, we selected a sample of 22 telephone calls made to borrowers as documented on the student loan servicing system collection history and traced them to actual telephone bills to ensure contacts were made as indicated.

     No exceptions were noted during the aforementioned tests of borrower file review, including due diligence.

2.   Deferment and Forbearance

     Our testing of procedures and documentation concerning forbearance and deferment is designed to determine the eligibility for such classification and the proper completion of all required forms and documents.

     Accordingly, for the loans included in our initial sample which were in deferment or forbearance, we examined the file for signed requests, evidence of default, agreed terms, which included testing of the beginning and ending dates of the change in status, and whether only authorized circumstances for deferment are allowed.

     No exceptions were noted during the aforementioned tests of loans in deferment or forbearance.

3.   Payments and Capitalization of Interest

     Our testing is designed to ensure payments received on student loans are appropriately applied in accordance with the terms of the various loan programs and, if applicable, late charges are appropriately calculated. When applicable, our testing included the re-calculation of interest capitalized on the individual loans.

     Accordingly, for a sample of 39 of the loans included in our initial sample, we recalculated the application of principal, interest, and late fees for the most recent payment received on the borrowers account prior to June 30, 1998. If no payments were received, we recalculated the capitalization of interest, if applicable.
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     For 24 of the 39 loans described above, we traced individual payments to a detailed payment report. We traced the total daily payment amount and any capitalized interest amounts to the monetary transaction journal (MTJ). We then traced the total amount per the MTJ to the transaction breakdown report, which summarizes the MTJ by bond issue and is used to post to the general ledger. The transaction breakdown totals were then traced to the general ledger.

     No exceptions were noted during the aforementioned tests of payments and capitalization of interest.

4.   Special Allowance and Interest Subsidies

     Our procedures are designed to test the classification and coding of loans, as to eligibility for special allowance and interest subsidies, based on applicable criteria, including the date of disbursement.

     Accordingly, for the loans included in our initial sample, we tested to ensure that the correct interest rate and special allowance code were assigned to each loan.

     A significant amount of the Corporation's accounting and statistical data is generated by electronic data processing systems. Amounts billed to the Department of Education for interest subsidy and special allowance are generated from such programs. In June of 1998, we used computer aided audit techniques (CAATS) to reperform certain calculations and routines, which are an integral part of generating the information used in preparing the government billings (ED Form 799s). Those procedures were used in determining our overall audit scope and testing procedures.

     The results of those procedures indicated that the information generated by electronic data processing systems in preparation of government billings was reliable.

     No exceptions were noted during the aforementioned tests of loan eligibility for government interest or special allowance.

5.   Timely Claim Filings

     Our procedures are designed to test the processing of claims for payment of death, disability, closed schools, false certification, bankruptcy and default claims to assure claims are filed within applicable time frames and in accordance with specific requirements for reimbursement by the guarantee agencies.

     Accordingly, we selected 22 loans at random from the claims transmittal sheets, which included three bankruptcy claims and 19 default claims. For the bankruptcy claims, we recomputed the number of days from receipt of required documents to the date the claim was filed. For default claims, we recomputed the number of days delinquent and compared it to the date the claim was filed to ensure compliance. We scanned the loan delinquency report as of May 26, 1998 and found no eligible loans delinquent for a period exceeding the claim filing deadline. Based on our samples, we found all eligible claims were submitted within the time frames required.
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     In addition, we reviewed a random sample of five of the 36 claims that were rejected during the period ended June 30, 1998. Of the five sampled, all were resubmitted and subsequently paid. These claim forms were also scanned for potential problem areas, i.e. deferment period longer than allowed by law, repayment started at incorrect time, etc. No significant problem areas were noted.

     No exceptions were noted during the aforementioned tests of the timely filing of claims.

6.   ED Form 799s

     We traced all information reported on ED Form 799s for the quarters ended March 31, 1998 and June 30, 1998 to supporting documentation to ensure that information reported to the Department of Education for payment processing is supported by Corporation books and records.

     We recalculated a sample of 15 borrower loans for prior quarter manual special allowance adjustments reported on ED Form 799s. Most prior quarter adjustments are generated by the automated loan servicing system, but manual adjustments are utilized generally for quarters other than the current and two preceding quarters. We agreed the adjustment to appropriate documentation and determined the propriety of the adjustment.

     We recalculated a sample of 18 borrower loans for prior quarter government interest adjustments reported on ED Form 799s. We agreed the adjustment to appropriate documentation and determined the propriety of the adjustment.


     We noted no exceptions during the aforementioned tests with respect to ED Form 799s.


7.   Loan Classification and Status

     Our procedures relating to the loan classification and status are based on reviewing file documentation to ascertain the loan is properly classified in accordance with information and data contained in the borrower file.

     Accordingly, we selected a sample of 25 status changes from the student status confirmation reports sent to and received from schools, whose loans are not guaranteed by Education Assistance Corporation (EAC) or Pennsylvania Higher Education Assistance Agency (PHEAA), to ensure the changes were made to the student loan servicing system. For loans guaranteed by EAC and PHEAA where EAC performs the status confirmation process with the schools, we selected a sample of 15 status changes from reports received from EAC to ensure that the changes were made to the system. We obtained the error reports (manifests, in school discrepancy reports, or out-of-school status reports) which identify discrepancies between the student status confirmation reports received from guarantors and the student loan servicing system. We selected a sample of nine discrepancies to investigate. Per review of appropriate documentation, five of the discrepancies required the guarantor to make the change as the student loan servicing system was correct and four of the discrepancies were subsequently adjusted to the student loan system.

     No exceptions were noted during the aforementioned tests of loan classification and status.
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8.   Cures

     For one out of the two loans cured during the period ended June 30, 1998 as reported on the quarterly ED Form 799s (March 31, 1998 and June 30, 1998), we reviewed student loan servicing records to determine that the required cure procedures were performed.

     No exceptions were noted during the aforementioned tests of cures.

We were not engaged to, and did not perform an examination, the objective of which would be the expression of an opinion on procedures with respect to loan servicing. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the use of the Board of Directors, the management of Education Loans Incorporated and the Corporation's trustee and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of the procedures for their purposes. However, this report is a matter of public record and its distribution is not limited.


/S/ Eide Bailly LLP
Aberdeen, South Dakota
August 20, 1998